SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*
                                (Amendment No.1)

                         PCS Research Technologies Inc.
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)

                                    25459F109
                                 (CUSIP Number)

                  Eleazar Klein, Esq., Schulte Roth & Zabel LLP
                   919 Third Avenue, New York, New York 10022
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 7, 2003
            (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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



13D
CUSIP No. 25459F109
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
Raymond A. Hill, III
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS

_____________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER            100,000

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER          0

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER       100,000

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER     0

_____________________________________________________________________________
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 100,000
_____________________________________________________________________________
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)               0.6%
_____________________________________________________________________________
     (14) TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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


     The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

   ITEM 1 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     This statement relates to the Common Stock, $.0001 par value per share ("Common Stock"), of PCS Research Technology, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 3655 Nobel Drive, Suite 540, San Diego, California 92122.

   ITEM 2(B) IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     (b) The business address of Raymond A. Hill, III is c/o Institutional Research Services, Inc., 55 Liberty Street, Suite 1300, New York, New York 10005

   ITEM 2(C) IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     (c) Mr. Hill is the sole Director and President of Institutional Research Services, Inc., a New York corporation ("IRS"), and President of Huntstreet Corporation, a New Jersey corporation ("Huntstreet"). IRS markets and distributes research services and products to financial institutions. IRS is currently located at 55 Liberty Street, Suite 1300, New York, New York 10005. Huntstreet is in the financial information service business. Huntstreet is currently located at 905 Shadow Ridge Road, Franklin Lakes, New Jersey 04718. From January 1, 2002 until January 31, 2003, Mr. Hill served as a member of the Board of Directors of the Issuer, and as a consultant to the Issuer.

   ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     As of December 14, 2001, the Issuer, PCS Merger Corp., a Washington corporation and wholly owned subsidiary of the Issuer ("Sub"), PCS Securities, Inc, Susanne S. Pruitt ("Pruitt") and Mr. Hill entered into an Agreement and Plan of Merger, pursuant to which on December 21, 2001 (the "Closing Date"), Sub merged with and into PCS (the "merger").

     On the Closing Date, the holders of common stock of PCS received an aggregate of 10.5 million shares of the Issuer's Common Stock for all of the issued and outstanding shares of common stock of PCS. Mr. Hill owned 49 shares of the common stock of PCS immediately prior to the Merger, representing 49% of shares of common stock of PCS outstanding. By virtue of the Merger, Mr. Hill received 5,145,000 shares of the Issuer's Common Stock, subject to certain agreements.

     On January 31, 2003, an agreement (the "Agreement") was entered into, by and among the Issuer, PCS Securities, Inc., Pruitt, Brian M. Overstreet, Institutional Research Services, Inc. and Mr. Hill, whereby Mr. Hill agreed to return all but 100,000 shares of the Issuer's Common Stock in partial consideration for certain undertakings set forth in the Agreement. The shares were cancelled on February 7, 2003.

                                  [page 3 of 4]

   ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     The Agreement was entered into to modify certain of the rights and obligations set forth in the Agreement and Plan of Merger dated as of December 14, 2001 and other agreements entered into pursuant thereto. See Item 3 above.

   ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     Mr. Hill beneficially owns 100,000 shares of the Issuer's Common Stock, or based upon the 18,000,436 shares of Common Stock outstanding as of January 31, 2003, 0.6% of the shares of Common Stock outstanding. Mr. Hill has the sole power to vote 100,000 shares of Common Stock, and sole power to direct the disposition of 100,000 shares of Issuer's Common Stock. Mr. Hill does not share voting power or dispositive power with respect to shares of Common Stock that he beneficially owns. Mr. Hill ceased to be a beneficial owner of more than 5% of the Issuer's Common Stock on February 7, 2003.

   ITEM 7 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS:

     The following document is filed as an exhibit:

     1. Agreement, dated as of January 31, 2003, by and among PCS Research Technology, Inc., PCS Securities, Inc., Susanne S. Pruitt, Raymond A. Hill, Brian M. Overstreet, and Institutional Research Services, Inc.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 7, 2003
         -------------------------------------------------------
         Date

          /s/ Raymond A. Hill, III
         -------------------------------------------------------
         Signature
















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